82-4601

02034872

SEC MAIL PROCESSING
RECEIVED
JUN 5 2002
WASH, D.C. 160 SECTION

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51 -901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other' in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only

   Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
   (b) number and recorded value for shares issued and outstanding
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

FIN51-901F Rev.2000/12/19

USA Video Interactive

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

SUPPL

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) *Focus the discussion on material information, including liquidity,* capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) *contingent liabilities;*
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (*Financial Statements*) *is filed under Document Type: Interim Financial* Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER			FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
USA Video Interactive Corp.			March 31, 2002	02/05/16
ISSUER'S ADDRESS				
837 West Hastings Street, Suite 507				
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.		ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3N6	(604) 685-5777		(604) 685-1017
CONTACT PERSON	CONTACT'S POSITION			CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director			(604) 685-1017
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS			
adrescher@usvo.com	www.usvo.com			

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"Edwin Molina"	Edwin Molina	02 05 16
"Anton J. Drescher"	Anton J. Drescher	02 05 16

FDGS-900F(Rev.) Rev 2000/12/19

USA VIDEO INTERACTIVE CORP.

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002

(Unaudited)

(Stated in US Dollars)

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Stated in US Dollars)

	March 31, 2002	December 31, 2001
	(Unaudited)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 70,522	$ 104,238
Marketable securities - related parties	47,292	42,616
Accounts receivable, net of allowance for doubtful accounts of $ -0-	28,156	30,900
Inventory	12,000	12,000
Prepaid expenses and other current assets	16,036	21,613
Total current assets	174,006	211,367
Property and Equipment - at cost, net of accumulated depreciation of $681,121 and $573,015, respectively	992,233	1,100,339
Other Assets, net of accumulated amortization of $8,847 and $8,016, respectively	69,642	70,472
Deferred Tax Assets, net of valuation allowance of $7,498,000 and $7,215,000, respectively	-	-
Total Assets	$ 1,235,881	$ 1,382,178
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities:		
Accounts payable and accrued expenses	$ 1,112,172	$ 948,417
Due to related parties	453,532	91,480
Total current liabilities	1,565,704	1,039,897
Commitments and Contingencies		
Stockholders' Equity (Deficiency):		
Preferred stock - no par value; authorized 250,000,000 shares, none issued		
Common stock - no par value; authorized 250,000,000 shares, issued and outstanding 91,745,088 shares	29,492,071	29,492,071
Accumulated other comprehensive loss	(81,811)	(86,487)
Accumulated deficit	(29,740,083)	(29,063,303)
Stockholders' equity (deficiency)	(329,823)	342,281
Total Liabilities and Stockholders' Equity (Deficiency)	$ 1,235,881	$ 1,382,178

APPROVED BY THE DIRECTORS:

"Anton J. Drescher" ____________, Director
Anton J. Drescher

"Edwin Molina" ____________, Director
Edwin Molina

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US Dollars)

Three months ended March 31,	2002	2001
	(Unaudited)	
Revenue	$ 26,253	$ 1,060
Expenses:		
Cost of sales	12,072	723
Research and development	218,145	235,234
Selling, general and administrative	351,228	422,506
Depreciation and amortization	108,937	80,548
Noncash compensation charges	12,718	565,597
Total expenses	703,100	1,304,608
Loss from operations	(676,847)	(1,303,548)
Other income (expense)		
Interest income	67	3,591
Other	-	1,889
	67	5,480
Net loss	$ (676,780)	$ (1,298,068)
Net loss per share - basic and diluted	$ (.01)	$ (.02)
Weighted-average number of common shares outstanding - basic and diluted	91,745,088	82,277,867

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS

(Stated in US Dollars)

Three months ended March 31,	**2002**	**2001**
(Unaudited)		
Net loss	$ (676,780)	$ (1,298,068)
Other comprehensive loss:		
Change in unrealized loss on investments	4,676	(33,112)
Comprehensive loss	$ (672,104)	$ (1,331,180)

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
(Stated in US Dollars)

(Unaudited)

	Common Stock		Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders' Equity (Deficiency)
	Shares	Amount			
Balance at December 31, 2001	91,745,088	$ 29,492,071	$ (86,487)	$ (29,063,303)	$ 342,281
Noncash compensation charges	-	-	-	-	-
Change in unrealized loss on investments	-	-	4,676	-	4,676
Net loss	-	-	-	(676,780)	(676,780)
Balance at March 31, 2002	91,745,088	$ 29,492,071	$ (81,811)	$ (29,740,083)	$ (329,823)

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US Dollars)

Three months ended March 31,	2002	2001
(Unaudited)		
Cash flows from operating activities:		
Net loss	$ (676,780)	$ (1,298,068)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	108,936	80,548
Noncash compensation charge	12,718	565,597
Changes in operating assets and liabilities:		
Decrease in accounts receivable	2,744	89,253
Increase in inventories	-	(7,100)
Decrease in prepaid expenses and other current assets	5,577	9,514
Increase in other assets	-	(4,000)
Increase (decrease) in accounts payable and accrued expenses	151,037	(410,907)
Decrease in accounts payable and accrued expenses - related parties	362,052	(20,830)
Decrease in due to related parties	-	(4,273)
Net cash used in operating activities	(33,716)	(1,000,266)
Cash flows from investing activities:		
Purchases of property and equipment, net	-	(13,774)
Cash flows from financing activities:		
Proceeds from the issuance of common stock	-	1,333,260
Proceeds from the issuance of common stock upon exercise of	-	15,625
Net cash provided by financing activities	-	1,348,885
Net increase (decrease) in cash and cash equivalents	(33,716)	334,845
Cash and cash equivalents at beginning of period	104,238	231,197
Cash and cash equivalents at end of period	$ 70,522	$ 566,042

SEE ACCOMPANYING NOTES

USA VIDEO INTERACTIVE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002
(Unaudited)
(Stated in US Dollars)

NOTE A – BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01(a)(5) of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. The results for the interim periods are not necessarily indicative of the results that may be attained for an entire year or any future periods. For further information, refer to the Financial Statements and footnotes thereto in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2001.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basic loss per common share ("EPS") is computed as net loss divided by the weighted-average number of common shares outstanding during the period. Diluted EPS includes the impact of common stock potentially issuable upon the exercise of options and warrants. Potential common stock has been excluded from the computation of diluted net loss per share as their inclusion would be antidilutive.

Inventory, which consists of computer equipment, is stated at the lower of cost or market using the specific-identification method.

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at current exchange rates, and revenue and expenses are translated at average rates of exchange prevailing during the period. The aggregate effect of translation adjustments is immaterial at March 31, 2002 and 2001.

NOTE C - CONTINGENT LIABILTIY

The Company is party to a default judgement entered against one of the Company's subsidiaries. During the year ended December 31, 1995, a claim was made to the Company for the total amount payable under the terms of the lease with the Company's subsidiaries for office space in Dallas Texas through 2002. The Company's management is of the opinion that the amount payable under the terms of this judgement is not estimable or determinable at this time and may be substantially mitigated by the landlord renting the property to another party. The range of possible loss is from $-0- to approximately $500,000. Any settlement resulting from the resolution of this contingency will be accounted for in the period of settlement when such amounts are estimable or determinable.

(Stated in US Dollars)

NOTE D – STOCKHOLDERS' EQUITY (DEFICIENCY)

During January 2002 the Company issued 4,680,000 options to purchase common stock to certain officers and directors of the Company under the 2001 Stock Option Plan ("the "2001 Plan"). The stock options are exercisable at a price of $0.50 (U.S.) per share for a term of two years from the date of grant.

During January 2002 the Company issued 925,000 options to purchase common stock to certain service providers of the Company under the 2001 Plan. The stock options are exercisable at a price of $0.50 (U.S.) per share for a term of two years from the date of grant. In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") 123, the Company has charged to operations for the three-month period ended March 31, 2002 approximately $13,000 which is based on the fair value of the stock options as services are provided. At March 31, 2002 since such options have not yet vested, this amount is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

NOTE E – RELATED PARTY TRANSACTIONS

During the three-month period ended March 31, 2002 advances were made by certain directors and officers of the Company of approximately $161,000, net of repayments. These advances are non-interest bearing and are due on demand. These advances are included in due to related parties on the accompanying consolidated balance sheet.

During the three-month period ended March 31, 2002 advances were made by shareholders of the Company of approximately $201,000. These advances are non-interest bearing and are due on demand. These advances are included in due to related parties in the accompanying consolidated balance sheet.

QUARTERLY AND YEAR END REPORT

BC FORM 51 -901 F
(previously Form 61)

British Columbia Securities Commission

BCSC

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other' in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only

   Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

   Provide the following information for the year-to-date period:

   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

   Provide the following information as at the end of the reporting period:

   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and

   (b) number and recorded value for shares issued and outstanding

   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER		FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
USA Video Interactive Corp.		March 31, 2002	02/05/16
ISSUER'S ADDRESS			
837 West Hastings Street, Suite 507			
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director		(604) 685-1017
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
adrescher@usvo.com	www.usvo.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
▸ *"Edwin Molina"*	Edwin Molina	0 2 0 5 1 6
▸ *"Anton J. Drescher"*	Anton J. Drescher	0 2 0 5 1 6

USA VIDEO INTERACTIVE CORP.
QUARTERLY REPORT
March 31, 2002
(Stated in US Dollars)
(Prepared by Management)

Schedule A: Financial Information

- See financial statements attached

Schedule B: Supplementary Information

1. Analysis of expenses and deferred costs for the current fiscal year-to-date:

Research and Development/General and administrative expenses [1]

Research and Development (Schedule 1-A)		$ 218,145
Selling, General and Administrative Expenses:		
Advertising	$ 200	
Bank Charges & Interest	9,300	
Consulting	35,544	
Filing Fees	4,100	
Exchange Fees	357	
Insurance General	6,463	
Public Relations	8,782	
Membership Fees	300	
Office (Schedule 1-B)	84,529	
Product Marketing Costs (Schedule 1-C)	63,503	
Professional Fees	40,948	
Rent	18,976	
Telephone & Utilities	19,791	
Management Fees	6,000	
Transfer Agent	1,606	
Travel & Promotion	6,995	
Sales	43,835	351,229
		$ 569,374

(1) See financial statements attached (Schedule A)

Schedule 1-A - Product Development (Research and Development)

Labour Costs	$ 172,037
Materials (Software)	43,108
Telephone (T-1 Line)	3,000
	$ 218,145

Schedule 1-B – Office

Equipment Rental	$ 997
Labour Costs	64,137
News Dissemination	11,205
Office Supplies	1,144
Postage and Delivery	3,608
Repairs and Maintenance	698
Other	2,740
	$ 84,529

Schedule 1-C – Product Marketing

Labour Costs	$ 63,283
Other	220
	$ 63,503

2. Related party transactions:
   - Nil

3. For the current fiscal year to date:
   a) Summary of securities issued during the period:
      - Nil

      - See Note C to the Financial Statements

   b) Summary of options granted during the period:

Issue Date	Expiry Date	Optionee	Exercise Price	Quantity
1/31/2002	1/31/2004	Consultants	$0.50	925,000
1/31/2002	1/31/2004	Employees	$0.50	1,830,000
1/31/2002	1/31/2004	Edwin Molina - President/Director	$0.50	900,000
1/31/2002	1/31/2004	Anton J Drescher - Secretary/Director	$0.50	750,000
1/31/2002	1/31/2004	Robert D. Smith - COO/Director	$0.50	500,000
1/31/2002	1/31/2004	Kent Norton - CIO/CTO	$0.50	400,000
1/31/2002	1/31/2004	Daniel E. Kinnaman - VP Sales & Marketing	$0.50	300,000

4. As at the end of the quarter

a) Authorized capital: 250,000,000 common stock – no par value

250,000,000 preferred stock – no par value

b) Number and recorded value for shares issued and outstanding:

91,745,088 common stock $29,492,071

c-1) Summary of Options outstanding:

Summary of Options issued/exercised during the period:

Stock Options

		Exercise Price	Quantity	
Balance	December 31, 2001			3,560,000
Less	Options exercised:		-	
	Options cancelled/expired:		600,000	(600,000)
Add	Options granted:	$0.50	5,605,000	5,605,000
Balance	March 31 ,2002			8,565,000

Issue Date	Expiry Date	Exercise Price	Quantity
1/31/2002	1/31/2004	$0.50	5,605,000
4/28/2000	4/28/2002	$1.00	250,000
6/16/2000	6/16/2002	$1.00	30,000
12/12/2000	12/12/2002	$1.00	1,895,000
1/12/2001	1/12/2003	$1.00	100,000
2/20/2001	2/20/2003	$1.00	100,000
4/28/2000	4/28/2002	$2.00	125,000
6/16/2000	6/16/2002	$2.00	100,000
6/30/2000	6/30/2002	$2.50	75,000
8/23/2000	8/23/2002	$3.00	160,000
9/5/2000	9/5/2002	$3.25	30,000
9/15/2000	9/15/2002	$3.35	10,000
9/21/2000	9/21/2002	$3.35	85,000
			8,565,000

c-2) Summary of Warrants outstanding:

Summary of Warrants issued/exercised during the period:

Share Purchase Warrants

		Exercise Price	Quantity	
Balance	December 31, 2001			10,990,000
Less	Options exercised:		-	
	Options cancelled/expired:		190,000	(190,000)
Add	Options granted:		-	-
Balance	March 31 ,2002			10,800,000

Expiry Date	Exercise Price	Quantity
7/20/2002	$1.50	1,000,000
3/12/2003	$0.66	2,500,000
9/28/2003	$0.35	4,000,000
12/31/2003	$0.26	3,300,000
		10,800,000

d) Nil

5. ***Directors:***

Edwin Molina, Anton J. Drescher, Robert D. Smith (Director effective August 31, 2001)

(1) Anthony J. Castagno resigned as a director August 31, 2001

Officers:

Edwin Molina – President and Chief Executive Officer

Anton J. Drescher – Chief Financial Officer and Secretary

Robert D. Smith – Chief Operating Officer

Kent Norton – Chief Information, Chief Technical Officer

Matthew W. Kinnaman – Vice President, Strategic Innovation (2)

Daniel E. Kinnaman – Vice President, Sales and Marketing (3)

(1) Anthony J. Castagno resigned as Executive Vice President effective August 31, 2001

(2) Matthew W. Kinnaman resigned as Vice President, Strategic Innovation effective December 31, 2001

(3) Daniel E. Kinnaman was appointed Vice President, Sales and Marketing effective September 26,2001

Schedule C: Management Discussion

- See attached

Schedule C: Management Discussion [(1)]

1. OVERVIEW OF THE COMPANY

CAUTIONARY STATEMENT

Certain statements contained in this Quarterly Report on Form 10-Q ("Report"), including, without limitation, statements containing the words "believes,""anticipates," "estimates," "expects," and words of similar import, constitute "forward-looking statements." Readers should not place undue reliance on these forward-looking statements. USA Video's actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including risks and uncertainties set forth in USA Video Interactive Corp.'s Annual Report on Form 10-K, the most important of which are summarized below under Factors Which May Affect Future Results of Operations, as well as in other documents USA Video files with the Securities and Exchange Commission ("SEC").

The following information has not been audited. You should read this information in conjunction with the unaudited financial statements and related notes to financial statements included in this report.

OVERVIEW OF THE COMPANY

USA Video Interactive Corp. ("USA Video" or the "Company") designs and markets to business customers streaming video and video-on-demand systems, services and source-to-destination digital media delivery solutions that allow live or recorded digitized and compressed video to be transmitted through Internet, intranet, satellite or wireless connectivity. The Company's systems, services and delivery solutions include video content production, content encoding, media asset management, media and application hosting, multi-mode content distribution, transaction data capture and reporting, e-commerce, specialized engineering services, and Internet streaming hardware.

USVO holds the patent for Store-and-Forward Video-on-Demand (#5,130,792), filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992. It has been cited by at least 145 subsequent patents. USVO holds similar patents in England, France, Spain, Italy, Germany, and Canada, and has a patent pending in Japan. USVO anticipates actively engaging in licensing this patent.

MARKETS AND PRODUCTS:

As an outgrowth of its video streaming systems business and specialized engineering services, USVO has identified emerging markets for global media streaming services and has developed a unique solution to provide a wide range of business customers with value-added streaming media support services. With this services-based approach, called

[(1)] Dollar figures expressed in US currency unless otherwise indicated

StreamHQ(TM), customers can leverage USVO's infrastructure and technical expertise, while focusing on their own core business competencies.

StreamHQ(TM) facilitates the transmission of digitized and compressed video to the user's desktop via multiple streaming modes that take advantage of the available connectivity. While competitive services take a "one-size-fits-all" streaming approach, StreamHQ(TM) brings unique value propositions to individual vertical markets with functionality designed specifically for those markets. Beyond quality streaming, USVO's overriding goal has been to give customers media asset management tools and information that provide a basis for them to calculate their return on investment in streaming media expenditures.

StreamHQ(TM) encompasses a range of end-to-end services from source to viewing, including content production, content encoding, asset management and protection, media and application hosting, multi-mode content distribution, and transaction data capture and reporting.

USVO has tailored an initial deployment product, Zmail, which uses StreamHQ(TM) to deliver rich media emails. Zmail leverages the diverse functional capabilities of this architecture to provide a value-added service to advertisers, as well as other business applications, such as corporate communications, consumer notices, product recalls, and customer support.

Clicking on a link within a Zmail accesses a customized web page with an embedded, non-proprietary streaming player (e.g., Windows Media, QuickTime). The user can customize his or her viewing experience and access any of the web page links for additional information, guidance, or e-commerce. Zmail functionality monitors all media player transactions, as well as web click-throughs, and aggregates the data across multiple users to provide web-based campaign reports to the customer.

TECHNOLOGY APPROACH:
USVO is approaching the global media streaming services market with a Tier 1 media-streaming infrastructure that the Company has attempted to differentiate from competitive products and services in terms of architectural, functional, and business features. Leveraging some of the industry's most prominent providers for data storage, networking, and data management, StreamHQ(TM) strives to compete based on service availability, an efficient streaming process, redundancy and fail-over features, and continuity in the event of power outages.

USVO has created a modular system that can be scaled to meet the requirements of a growing clientele. StreamHQ(TM) can also be rapidly replicated to provide a streaming utility in multiple Internet Data Centers around the world.

(1) Dollar figures expressed in US currency unless otherwise indicated

StreamHQ(TM) functionality is software driven, allowing USVO to create future system enhancements based on the needs of the marketplace. Additionally, USVO can customize the baseline features of StreamHQ(TM) and plans to expand the system features to support the specialized needs of additional types of customers.

RESEARCH AND DEVELOPMENT:
USVO has ongoing research and development (R&D) efforts that are aimed at improving the efficiency and security of media delivery to clients. Among these R&D efforts is the ongoing development of technology that will help protect the intellectual property of content owners. USVO also has a proprietary still-image wavelet compression technology.

BUSINESS OBJECTIVES:

USVO has established the following near-term business objectives:
1. Establish StreamHQ(TM) as the industry standard in the streaming video and rich media marketplace;
2. Generate services- and systems-based revenues in accordance with the corporate business plan;
3. Attain industry recognition for the superior architectural, functional, and business differentiators of the StreamHQ(TM) architecture;
4. Leverage USVO's digital video patent for licensing fees and partnerships in the United States and internationally;
5. Develop at least one client per year for a complete StreamHQ(TM) system, including intellectual property licensing and operational support;
6. Expand StreamHQ(TM) functionality to provide enhanced support for corporate training and education markets; and
7. Patent and license new technology developed within the corporate R&D program.

MARKET PERSPECTIVE:

With its StreamHQ(TM) service offering, USVO's goals are: 1) to become a market-leading streaming media service provider; 2) to establish itself as a leader in streaming technology innovation; 3) to capture revenue and market share from services and products in advertising, corporate communications, education, entertainment, and other markets. Numerous published reports estimate the current value of these markets as in excess of 20 billion dollars. As a secondary objective, USVO intends to leverage its broad video-on-demand patent by licensing it to other companies.

The Company was incorporated on April 18, 1986, as First Commercial Financial Group Inc. in the Province of Alberta, Canada. In 1989,its name was changed to Micron Metals Canada Corp., which purchased 100% of the outstanding shares of USA Video Inc., a Texas corporation, in order to focus on the digital media business. In 1995, the Company

(1) Dollar figures expressed in US currency unless otherwise indicated

changed its name to USA Video Interactive Corp. and continued its corporate existence to the State of Wyoming. The Company has five wholly-owned subsidiaries: USA Video (California) Corp., USA Video Corp., USA Video Productions Inc., USA Video Technologies, Inc., and USVO, Inc. USA Video's executive and corporate offices are located in Mystic, Connecticut, and its Canadian offices are located in Vancouver, British Columbia.

2. LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2002, the Company's had a cash position of $70,522, compared to $104,238 at December 31, 2001. The Company's principal sources of cash during the three months ended March 31, 2002, were advances from shareholders and insiders of the Company.

The Company will require additional financing to fund current operations through the remained of 2002. The Company has historically satisfied its capital needs primarily by issuing equity securities. The Company will require an additional $3.0 million to $3.5 million to finance operations for the rest of fiscal 2002 and intends to seek such financing through sales of its equity securities.

Assuming the aforementioned $3.0 million to $3.5 million in financing is obtained, the Company believes that continuing operations for the longer term will be supported through anticipated growth in revenues and through additional sales of the Company's securities. Although longer-term financing requirements may vary depending upon the Company's sales performance, management expects that the Company will require additional financing of $5.0 million to $6.0 million for fiscal 2002. The Company has no binding commitments or arrangements for additional financing, and there is no assurance that management will be able to obtain any additional financing on terms acceptable to the Company, if at all.

3. CORPORATE BUSINESS

Results of Operations

The Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States, which differ in certain respects with these principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in Canada

[See US/Canada GAAP Reconciliation for a further explanation of these differences]

(1) Dollar figures expressed in US currency unless otherwise indicated

Revenues

Sales booked during the three-month period ended March 31, 2002 were $26,253, as compared to $1,060 during the three month period ended March 31, 2001. Approximately eighty five percent (85%) of these revenues were attributable to sales of StreamHQ(TM) services and approximately fifteen percent (15%) were attributable to sales of engineering services.

Also during the three-month period ended March 31, 2002, the Company signed additional sales contracts that will generate approximately $100,000 of revenue, which will be reflected in future financial statements as recorded after March 31, 2002.

Starting in the fourth quarter of 2000 and continuing during the next 18 months, the Company concentrated its managerial and technical efforts on the remaining critical stages of developing and refining its new streaming rich media services.

These services are intended to become the Company's core business in place of its hardware-based systems for video encoding, decoding and streaming; the market for which has diminished significantly in the last 15 to 18 months. The Company believes the market declined for a number reasons, the most important of which is that customers no longer can afford to invest in expensive hardware systems of this type. As a result, profit margins on the Company's hardware systems have continued to decline, as the Company has lowered prices in the face of declining demand. A change in focus was necessary to capture the market for affordable streaming media services.

The change in focus required shifting technical and managerial resources from sales of the old line of products to service-based offerings. Additionally, the Company was required to make a significant investment in a centralized computer hardware and software infrastructure that will be used to provide the new services, as well as hiring a core sales team on which to build a growing sales organization for the future.

Cost of Sales

The cost of sales for the three months ended March 31, 2002 was $12,072, as compared to $723 for the comparable period of 2001. The increase in cost of sales is directly attributable to the growth in sales.

Selling, General and Administrative Expenses

Selling, General and Administrative expenses consisted of product marketing expenses, consulting fees, office, professional fees and other expenses to execute the business plan and for day-to-day operations of the Company.

(1) Dollar figures expressed in US currency unless otherwise indicated

Selling, General and Administrative expenses for the three months ended March 31, 2002 decreased $71,278 to $351,228 from $422,506 for the three months ended March 31, 2001. The reduction was due to consolidation efforts of management.

Professional expense for the three months ended March 31, 2002, decreased to $40,948 from $70,241 for the comparable period of 2001. The Company utilized its staff to perform tasks previously outsourced.

Product marketing expenses for the three months ended March 31, 2002, decreased to $63,503 from $113,922 for the comparable period of 2001, as the Company reduced its marketing efforts and increased its sales force.

Sales expense increases to $43,835 for the three months ended March 31, 2002 from $6,089 for the comparable period in 2001. The Company has hired additional staff/consultants and engaged in marketing activities in an effort to identify and assess appropriate market segments, develop business arrangements with prospective partners, create awareness of new products and services, and communicate to the industry and potential customers. Other components of Selling, General and Administrative expense did not change significantly.

Research and Development Expenses

Research and development expenses consisted primarily of compensation, hardware, software, licensing fees, and new product applications for the Company's proprietary StreamHQ(TM). Research and development expenses decreased by seven percent (7%) to $218,145 for the three months ended March 31, 2002, from $235,234 for the comparable period in 2001. The reduction was due to consolidation efforts of management.

As the Company consolidates its business, its product development, product marketing, and other general and administrative expenses will continue to decrease.

Non-Cash Compensation Charges

Non-cash compensation charges for the three months ended March 31, 2002 of $12,718 was due to the earnings of a portion of the options issuance to purchase 925,000 common shares issued to consultants.

Net Losses

To date, the Company has not achieved profitability and, in fact, expects to incur substantial net losses for at least the remainder of 2002. The Company's net loss for the three months ended March 31, 2002 was $676,780 as compared with a net loss of $1,298,068 for the three months ended March 31, 2001.

(1) Dollar figures expressed in US currency unless otherwise indicated

Investor Relations

Investor relations activities are conducted in-house. Costs associated with respect to investor relations totalled $8,782 for the quarter ended March 31, 2002 as compared to $10,811 for the quarter ended March 31, 2001.

USA Video US/Canada GAAP Reconciliation -
Differences Between United States and Canadian Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada.

The Company's accounting principles generally accepted in the United States differ from accounting principles generally accepted in Canada as follows:

1. Marketable Securities

Under U.S. GAAP marketable securities are recorded at market value at the balance sheet date if they are classified as trading securities or as available-for-sale. Unrealized gains resulting from revaluation are recorded as other comprehensive income and included as a separate component of shareholders' equity. Under Canadian GAAP marketable securities are carried at the lower of cost or market value and gains are not recorded until realized.

2. Non-cash Compensation Charges

Under U.S. GAAP, the Company is required to record non-cash compensation expense when the following events occur:

- Share purchase options are granted to employees and consultants at exercise prices below the market value of the Company's shares on the date of the grant. The Company is required to record expense equal to the intrinsic value of the options at the date of the grant.

- Share private placements are entered into with employees where the unit price of the private placement is below the market value of the shares at the private placement date. The Company is required to record expense equal to the value of the difference between the unit price and the market value at the close of the previous day of the private placement.

[1] Dollar figures expressed in US currency unless otherwise indicated

- Warrants attached to private placements entered into with employees have exercise prices below the fair market value of the shares at the close of the previous day of the private placement. The Company is required to record expense equal to the intrinsic value of the warrants at the date of the private placement.

Under Canadian GAAP, these expenses are not recorded.

The differences in the financial statements due to the above differences in accounting principles are as follows:

		As Stated Under US GAAP		As Stated Under Canadian GAAP
Marketable securities – related parties	$	47,292	$	42,616
Total Current Assets	$	174,006	$	169,330
Total Assets	$	1,235,881	$	1,317,692
Accounts Payable and Accrued Expenses	$	1,112,172	$	1,099,454
Total Liabilities	$	1,565,704	$	1,552,986
Common stock	$	29,492,071	$	27,452,591
Accumulated other comprehensive Income (loss)	$	(81,811)	$	-
Accumulated deficit	$	(29,740,083)	$	(27,687,885)
Stockholders' equity	$	(329,823)	$	(248,012)
Total liabilities and stockholders' equity	$	1,235,881	$	1,317,692
Other comprehensive income Change in unrealized loss on investments	$	4,676	$	-
Expenses Non-cash compensation charges	$	12,718	$	-
Total expenses	$	703,100	$	690,382
Loss from operations	$	(676,847)	$	(664,129)
Net Loss	$	(676,780)	$	(664,062)
Net loss per share – basic and diluted	$	(0.01)	$	(0.01)
Cash flows from operating activities: Net loss	$	(676,780)	$	(664,062)
Non-cash compensation charge	$	12,718	$	-

[1] Dollar figures expressed in US currency unless otherwise indicated

Legal Proceedings

USA Video is not a party to any material pending legal proceedings except as disclosed in the Company's Notes to Consolidated Financial Statements – Note C Contingent Liabilities.

Subsequent Events

1. On April 12, 2002 the Company advised that it had placed eight of its twenty employees in the Connecticut office on a temporary furlough. All of these employees are on call, continue to be covered under the Company's benefit plan and are available on a *per diem* basis to fulfil sales contracts as required.. This cost cutting measure is being done to reduce the Company's current overhead.

2. The Company advised, further to the Company's news release of April 10, 2002, that it will not be proceeding with the private placement of up to 4,000,000 units at a price of $0.19 US per unit ($0.30 Cdn).

3. The Company's 2002 Annual Meeting of Shareholders will be held at 11:00 am Eastern Standard Time on Friday, June 28, 2002 in Groton, Connecticut. The address is as follows:

Mystic Marriot
625 North Road Route 117
Groton, CT 06340

(1) Dollar figures expressed in US currency unless otherwise indicated